04045811

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Electric Power Development Co., Ltd.

*CURRENT ADDRESS 15-1 Ginza 6-chome
Chuo-ku, Tokyo
Japan

PROCESSED
NOV 01 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34827 FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 11/1/04

82-34827

Exhibit C

(Summary English translation)

June 9, 2003

ARIS 3-31-03

TO OUR SHAREHOLDERS:

Electric Power Development Co., Ltd.
15-1, Ginza 6-chome, Chuo-ku
Tokyo, Japan

Yoshihiko Nakagaki
President

Notice of Convocation of the 51st Ordinary General Meeting of Shareholders

This is to inform you that the Company's 51st Ordinary General Meeting of Shareholders will be held as described below.

You are cordially invited to attend the Meeting.

IF YOU ARE UNABLE TO ATTEND, PLEASE SIGN THE ENCLOSED FORM OF POWER OF ATTORNEY, AND RETURN THE FORM TO US.

Particulars

(1) Date: 10:30 a.m., Monday, June 30, 2003

(2) Place: Head Office of the Company, 15-1, Ginza 6-chome, Chuo-ku, Tokyo, Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Report on Operations, Balance Sheet and Statement of Income for the year ended March 31, 2003.

Matters to be resolved:

Agendum No. 1:	Approval of the proposed appropriation of retained earnings for the year ended March 31, 2003
Agendum No. 2:	Partial amendment of the Articles of Incorporation
Agendum No. 3:	Election of three Corporate Auditors
Agendum No. 4:	Payment of retirement benefits to retiring Directors and a retiring Corporate Auditor

The content of each of the above proposed agendum is set forth on pages ___ through ___ of "Reference Material Concerning Exercise of Voting Rights".

* * * * * * * * * *

(Summary English Translation)

Attachment

REPORT ON OPERATIONS

For the period from April 1, 2002 through March 31, 2003

1. SUMMARY OF OPERATIONS

Business developments and results of the Company for the year ended March 31, 2003, future business strategies, capital expenditures and financing of the Company and business results and financial position in recent years are mentioned.

2. SUMMARY OF THE COMPANY

Information on businesses, date of establishment, law to which the Company's establishment is subject, governmental authority, history of the Company, capital, shares, employees, subsidiaries and affiliates, management structure and principal offices, and Directors and Corporate Auditors of the Company are mentioned.

Balance Sheet

BALANCE SHEET
As of March 31, 2003

	(Millions of yen)
Assets	
Fixed assets:	1,996,701
Fixed assets for electric power business	1,703,333
Hydroelectric power plants	482,406
Thermal power plants	819,345
Transmission facilities	312,208
Conversion facilities	48,387
Communication facilities	12,630
General facilities	28,354
Fixed assets temporary account	193,798
Construction in progress	193,674
Exclusion in progress	123
Investment and other assets	99,569
Long-term investments	31,794
Long-term investments in affiliated companies	40,747
Long-term prepaid expenses	2,541
Deferred tax assets	24,500
Allowance for doubtful accounts (Creditor)	-14
Current assets:	141,003
Cash and bank deposits	41,630
Accounts receivable	46,499
Accrued income	22,576
Stored goods	10,116
Prepaid expenses	947
Short-term loans to affiliated companies	2,762
Deferred tax assets	6,416
Other current assets	9,994
Receivable account of overseas technical cooperation grants	107
Allowance for doubtful accounts (Creditor)	-48
Total Assets	2,137,705

BALANCE SHEET AND SHAREHOLDERS' EQUITY

As of March 31, 2003

	(Millions of yen)
Liabilities	
Fixed liabilities:	1,766,650
Corporate bonds	804,751
Long-term borrowings	923,200
Long-term accrued liability	1,105
Accrued employees' retirement benefits	37,587
Other fixed liabilities	5
Current liabilities:	217,450
Long-term debt payable within one year	103,487
Short-term borrowings	52,900
Accounts payable	2,161
Accrued accounts	5,787
Accrued expenses	16,415
Accrued income taxes	16,751
Deposit	258
Short-term debt to affiliated companies	15,171
Advance payments received	493
Other current liabilities	3,970
Acceptance account of overseas technical cooperation grants	53
Total Liabilities	1,984,101
Shareholders' Equity	
Common stock:	70,600
Accumulated earnings	83,259
Legal reserve	5,569
Reserve for loss from overseas investment	30
Reserve for special disaster	6
Exchange-fluctuation preparation reserve	1,960
Contingent reserve	45,000
Unappropriated profit for the current period	30,692
(Income for the current fiscal year)	(17,121)
Difference on valuation of shares	-255
Total Shareholders' Equity	153,603
Total Liabilities and Shareholders' Equity	2,137,705

STATEMENT OF INCOME

(April 1, 2002 through March 31, 2003)

	(Millions of yen)
Ordinary expenses	
Operating expenses:	421,541
Electric power	421,541
Hydroelectric power generation expenses	62,309
Thermal power generation expenses	241,524
Transmission expenses	32,963
Transformation expenses	8,157
Distribution expenses	958
Communication expenses	4,955
Administrative expenses	63,574
Enterprise tax	7,097
Operating income	(124,668)
Non-operating expenses	101,047
Financial expense	86,946
Interest expenses on liabilities	86,866
Amortization of bond issue expenses	80
Overseas technical cooperation expense	1,372
Overseas technical cooperation expense	1,372
Non-business expenses	12,728
Loss on sale of fixed assets	598
Miscellaneous loss	12,129
Total ordinary expenses	522,588
Ordinary income	27,275
Income before income taxes	27,275
Income tax, etc.	10,153
Income tax, etc.	17,570
Adjustment of income taxes	-7,417
Income for the current fiscal year	17,121
Income brought forward	13,570
Unappropriated profit for the current fiscal year	30,692

Ordinary revenues	
Operating revenues	546,209
Electric power	546,209
Electricity fee of sales to other companies	473,567
Transmission fee	66,739
Miscellaneous revenues from electric power business	5,902
Non-operating revenues	3,654
Financial revenue	1,089
Dividend income	699
Interest income	390
Overseas technical cooperation revenues	1,675
Overseas technical cooperation revenues	1,675
Non-business revenues	888
Profit on sales of fixed assets	54
Miscellaneous revenues	834
Total current revenues	549,864

PROPOSED DISPOSITION OF PROFIT

	(yen)
Unappropriated profit for the current fiscal year	30,692,398,302
Total	30,692,398,302
Appropriation of profit	14,750,044,152
Legal reserve	430,000,000
Dividend	4,236,000,000
Directors' bonus	59,000,000
(Auditors' bonus)	(6,320,000)
Reserve for loss from overseas investment	20,863,672
Reserve for special disaster	4,180,480
Contingent reserve	10,000,000,000
Profit carried forward to the next period	15,942,354,150

Audit Report by Accounting Auditors (Duplicate)

Independent Auditor's Report

May 12, 2003

The Board of Directors
Electric Power Development Co., Ltd.

We have audited the balance sheet, the statement of income, the report on operations (but only in respect of the parts relating to accounting) and the proposed statement of appropriation of retained earnings and supplementary statements (but only in respect of the parts relating to accounting) for the 51st fiscal year from April 1, 2002 to March 31, 2003 of Electric Power Development Co., Ltd. in accordance with the provision of Article 2 of 'Law relating to Exceptions of the Commercial Code relating to Audits, etc. of Corporations'. The parts of the report on operations and the supplementary statements that were the subject of the audit were those parts that were based on the records in the accounting ledgers of the Company and its subsidiaries. The financial statements and the supplementary statements relating to accounting are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the supplementary statements from an independent standpoint.

We have carried out the audit procedures which should normally be conducted in compliance with the audit standards generally accepted as fair and appropriate in Japan. Such audit standards require that we obtain reasonable assurance that the financial statements and supplementary statements are free of material misstatement. An audit includes examining the indications on the financial statements and supplementary statements as a whole, on a test basis, assessing the accounting principles applied by the management and its method of application, and the projections of management. We believe that we have acquired a reasonable basis for expressing our opinion as a result of our audit. This audit included audits of subsidiaries that we deemed necessary to carry out.

As a result of this audit, we have the following opinions.

(1) We certify that the balance sheet and the statement of income fairly represent the properties and the profit and loss of the Company in accordance with the law and the Company's Articles of Incorporation.

(2) We certify that the report on operations (but only in respect of the parts relating to accounting) fairly represents the state of the Company in accordance with the law and the Company's Articles of Incorporation.

(3) We certify that the proposed statement of appropriation of retained earnings is in compliance with the law and the Company's Articles of Incorporation.

(4) There are no matters in the parts of the supplementary statements relating to accounting that should be pointed out pursuant to the provisions of the Commercial Code.

There is no stake between the Company and the auditor or the partners in charge that should be mentioned pursuant to the provisions of the Law of Certified Public Accountants.

Shin Nihon & Co.

Ikuzo Komatsu (Seal)
Representative Partner, Partner in charge
and Certified Public Accountant

Nobutaka Motohashi (Seal)
Representative Partner, Partner in charge and Certified Public Accountant

Satoshi Tamai (Seal)
Partner in charge and Certified Public Accountant

Audit Report of the Board of Corporate Auditors (Duplicate)

Audit Report

This Board of Corporate Auditors received from each Corporate Auditor a report of the methods and results of the audit relating to the Directors' execution of duties during the fiscal year 2002 from April 1, 2002 to March 31, 2003 and prepared this audit report in consultation.

1. Outline of Audit Methods by the Corporate Auditors

In accordance with the audit policy, division of duties, etc. prescribed by the Board of Corporate Auditors, each Corporate Auditor has regularly attended meetings of the Board of Directors and other important meetings, received reports on business from the Directors and others, inspected important documents including those showing approval of executives, investigated the conduct of business and the condition of properties at the head office and the major business offices, requested reports on business from the subsidiaries, visited subsidiaries and investigated their conduct of business and condition of properties whenever it was deemed necessary, received reports and explanations from the Accounting Auditors, and examined the financial statements and the supplementary statement.

In connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, further investigated the details of such transactions and requested reports from the Directors and others whenever necessary.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Shin Nihon & Co. are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which is required to be pointed out by us in connection with the proposed appropriation of retained earnings, in light of the financial position and other condition of the Company;

(4) The supplementary statement sets forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto;

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of duties of the Directors including duties in connection with the subsidiaries. Furthermore, there has been no breach of their obligations by the Directors in connection with the competitive businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries.

May 16, 2003

The Board of Corporate Auditors of Electric Power Development Co., Ltd.

Full-time Corporate Auditor Tetsuya Kameoka (Seal)

Full-time Corporate Auditor Koichi Fujino (Seal)

Corporate Auditor Yasuo Matsushita (Seal)

(Note) Corporate Auditor Yasuo Matsushita is an external Corporate Auditor as provided in Article 18, Paragraph 1 of the law relating to exceptions of the Commercial Code relating to audits, etc., of corporations.

REFERENCE MATERIAL CONCERNING
EXERCISE OF VOTING RIGHTS

1.	**Total number of issued shares**	**70,600,000 shares**
	Total number of voting rights owned by all shareholders	**70,600,000**

2. Agenda and Reference Material

Agendum No. 1: Approval of the proposed appropriation of retained earnings for the year ended March 31, 2003

Agendum No. 2: Partial amendment of the Articles of Incorporation

Amending a provision to the effect that the office term of the Corporate Auditors be four year. Provided however, the effectiveness of such resolution is subject to the approval from the Minister of Economy, Trade and Industry.

Agendum No. 3: Election of three Corporate Auditors

Name, brief personal history and status as representative for other companies of the candidates are mentioned.

Agendum No. 4: Payment of retirement benefits to retiring Directors and a retiring Corporate Auditor

It is proposed that appropriate retirement benefits be paid to two retiring Directors and one retiring Corporate Auditor. It is proposed that the details of such retirement benefits, including the amount, time and method, be discussed and determined by the Board of Directors for the retiring Directors and by the Corporate Auditors for the retiring Corporate Auditor.

Name and brief personal history of the above Directors and Corporate Auditors are mentioned.